                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K

           FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
             AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

   (x) Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

    For the Fiscal year ended March 31, 2004

                                       OR

   ( ) Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (NO FEE REQUIRED)

    For the Transition period From            to
                                   ----------    ----------

    Commission File Number
                           -----------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

       ANHEUSER-BUSCH DEFERRED INCOME STOCK PURCHASE AND SAVINGS PLAN
        (For Employees Covered By A Collective Bargaining Agreement)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                     ANHEUSER-BUSCH COMPANIES, INC.
                            One Busch Place
                       St. Louis, Missouri 63118

                            REQUIRED INFORMATION

A.        Financial Statements and Exhibits
          ---------------------------------

          Report of Independent Registered Public Accounting Firm

          Financial Statements:

             Statements of Net Assets Available for Benefits

             Statements of Changes in Net Assets Available for Benefits

             Notes to Financial Statements

B.        Exhibits

          23 Consent of Independent Registered Accounting Firm

[PRICEWATERHOUSECOOPERS LLP Logo]
------------------------------------------------------------------------------

                                                    PRICEWATERHOUSECOOPERS LLP
                                                    800 Market Street
                                                    St Louis MO 63101-2695
                                                    Telephone (314) 206 8500


           REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator
of the Anheuser-Busch Deferred Income
Stock Purchase and Savings Plan (For
Employees Covered by a Collective
Bargaining Agreement)



In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Anheuser-Busch Deferred Income Stock Purchase and Savings Plan (For Employees Covered by a Collective Bargaining Agreement) (the "Plan") at March 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
St. Louis, Missouri
June 18, 2004

                                     3



ANHEUSER-BUSCH DEFERRED INCOME STOCK
PURCHASE AND SAVINGS PLAN
(FOR EMPLOYEES COVERED BY A COLLECTIVE BARGAINING AGREEMENT)
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
MARCH 31, 2004 AND 2003
--------------------------------------------------------------------------------------------

                                                              2004                2003
ASSETS
Contributions receivable
   Employer                                             $    6,427,376       $            -
                                                       ----------------     ----------------

                                                             6,427,376                    -

Interest in Master Trust*                                1,336,137,034        1,276,821,754
                                                       ----------------     ----------------

           Total assets                                  1,342,564,410        1,276,821,754
                                                       ----------------     ----------------

LIABILITIES
Due to broker for securities purchased                       6,749,515            1,239,182
Notes payable                                                        -           23,150,000
                                                       ----------------     ----------------

           Total liabilities                                 6,749,515           24,389,182
                                                       ----------------     ----------------

   Net assets available for benefits                    $1,335,814,895       $1,252,432,572
                                                       ================     ================

* Represents more than 5 percent of net assets available for benefits.

         The accompanying notes are an integral part of these financial statements.

                                      4


ANHEUSER-BUSCH DEFERRED INCOME STOCK
PURCHASE AND SAVINGS PLAN
(FOR EMPLOYEES COVERED BY A COLLECTIVE BARGAINING AGREEMENT)
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
MARCH 31, 2004 AND 2003
--------------------------------------------------------------------------------------------

                                                            2004                  2003

ADDITIONS TO NET ASSETS ATTRIBUTED TO
Contributions
   Participants                                        $   36,812,770        $   33,928,457
   Employer                                                 6,427,844                 4,388
   Rollovers                                                  802,623               935,772
                                                      ----------------      ----------------

           Total contributions                             44,043,237            34,868,617

Change in fair value at Interest in Master Trust          135,870,778          (124,273,453)
                                                      ----------------      ----------------

           Total additions/(reductions)                   179,914,015           (89,404,836)
                                                      ----------------      ----------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Distributions to participants                             100,398,826           116,993,152
Interest expense                                            1,909,875             3,724,875
Administrative expenses                                        53,784                53,313
                                                      ----------------      ----------------

           Total deductions                               102,362,485           120,771,340
                                                      ----------------      ----------------

           Net increase/(decrease)                         77,551,530          (210,176,176)

Net transfers in/(out)                                      5,830,793            (5,657,395)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year                                       1,252,432,572         1,468,266,143
                                                      ----------------      ----------------

End of year                                            $1,335,814,895        $1,252,432,572
                                                      ================      ================

         The accompanying notes are an integral part of these financial statements.

                                      5


ANHEUSER-BUSCH DEFERRED INCOME STOCK
PURCHASE AND SAVINGS PLAN
(FOR EMPLOYEES COVERED BY A COLLECTIVE BARGAINING AGREEMENT)
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2004 AND 2003
------------------------------------------------------------------------------

1.      PLAN DESCRIPTION

        The following description of the Anheuser-Busch Deferred Income Stock Purchase and Savings Plan (For Employees Covered by a Collective Bargaining Agreement) (the "Plan") is provided for general informational purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

        GENERAL
        The Plan is a defined contribution plan covering substantially all employees of Anheuser-Busch Companies, Inc. (the "Company") and certain subsidiaries of the Company who are members of collective bargaining units and whose collective bargaining agreement specifically provides for participation of such members. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

        PLAN ADMINISTRATION
        The Plan's named fiduciaries are the Company, as Sponsor and Plan Administrator, and Mellon Bank, N.A., as the Trustee. As Sponsor, the Company has the right to amend the Plan and designate the Plan's named fiduciaries. The Plan is administered through the Human Resources Service Center, the Retirement Plans Department and the Stock Plans Appeals Committee, all located in St. Louis, Missouri. The Trustee has the authority to hold the assets of the trust in accordance with the provisions of the Plan and the separate trust agreement.

        During 2004, the Plan was amended to incorporate various changes to the Plan including, among other things, an increase in the unmatched participant contribution limit from 10 percent to 44 percent of base compensation and an increase in the maximum match rate limit under the Company matching contribution formula from 100 percent to 125 percent of the aggregate participant matched contributions.

        ELIGIBILITY
        Each employee of a participating employer (other than employees not covered by a collective bargaining agreement) of the Company is eligible to participate in the Plan after one year of service, during which the employee worked 1,000 hours. Participation by eligible employees is voluntary.

        CONTRIBUTIONS
        A participant may make matched and unmatched contributions. Both matched and unmatched contributions may be before-tax and after-tax. A participant may contribute from 1 percent to 6 percent of their base compensation through payroll deductions for Before-Tax Matched Contributions and After-Tax Matched Contributions. The sum of these matched contributions may not be less than 1 percent nor more than 6 percent of the participant's base compensation. In addition, a participant may contribute from 1 percent to 44 percent of their base compensation through payroll deductions for Before-Tax Unmatched Contributions and After-Tax Unmatched Contributions; however, the unmatched contribution rates may not exceed 44 percent of the participant's base compensation and are subject to other limitations as set forth in the Plan

                                     6

ANHEUSER-BUSCH DEFERRED INCOME STOCK
PURCHASE AND SAVINGS PLAN
(FOR EMPLOYEES COVERED BY A COLLECTIVE BARGAINING AGREEMENT)
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2004 AND 2003
------------------------------------------------------------------------------

        agreement. In addition, the sum of Before-Tax Matched and Unmatched Contributions must not exceed 50 percent of a participant's base compensation, subject to certain limitations of the Internal Revenue Code. The participant's employer then contributes a matching amount, determined annually, based on the relationship of the Company's net income to its payroll expense for the year most recently ended. However, in no event may the participating employer's matching contribution be less than 33-1/3 percent nor more than 125 percent of the aggregate participant matched contributions. The Company may, however, contribute an amount in excess of the matching contribution to enable the Plan to meet its debt service payments. The Company's obligation to contribute such an additional amount terminated in conjunction with the repayment of the ESOP loans on March 31, 2004.

        The Company may also be required to make a supplemental contribution in accordance with the Plan document. Supplemental contributions are made by transferring shares of Anheuser-Busch Common Stock from the ESOP and allocating the shares to participants who have account balances as of the end of the Plan year, or by a cash payment from the Company, and are required to be made within 180 days of the Plan's year end. For the year ended March 31, 2004, 132,158 shares with a value of $6,740,058 were transferred from the ESOP to participant accounts on March 31, 2004 for the required supplemental contribution. The Company made an additional contribution of 375,435 shares with a value of $19,147,081 on March 31, 2004 through the transfer of ESOP shares to participant accounts. The Company also made an additional cash contribution of $6,427,376 on April 1, 2004. For the year ended March 31, 2003, 363,641 shares with a value of $17,022,035 were transferred from the ESOP to participant accounts on March 31, 2003 as well as 204,329 shares with a value of $9,564,623 on March 31, 2003 for the required supplemental contribution. The Company's obligation to make supplemental contributions terminated in conjunction with the repayment of the ESOP loans on March 31, 2004.

        Participant contributions received by the Plan are invested in one or more investment funds as directed by the participant. At least one-half of each participant's both Before-Tax and After-Tax Matched Contributions (Employer Contributions) must be invested in the Company Stock Fund for certain periods of time. The participant may direct the remaining one-half of each type of matched contribution and all of the unmatched contributions in increments of 1 percent into any fund established under the Plan. Earnings are reinvested in the fund to which they relate. All employer contributions are invested in the Company Stock Fund.

        FORFEITED ACCOUNTS
        Forfeitures result from a participant's withdrawal, retirement or termination before the participant is 100 percent vested in employer matching contributions. Forfeited nonvested amounts are used to reduce future employer contributions. Forfeitures for the years ended March 31, 2004 and 2003 were $7,677 and $7,499, respectively.

        VESTING
        Participants are immediately vested in their voluntary contributions and rollover contributions, plus related earnings. Company matching contributions vest after two years of service. Company contributions also vest upon termination of employment by reason of death, permanent disability, entry into military service, layoff exceeding twelve months, upon termination of employment for any reason, including retirement, after reaching age 60, or in the event of a "change in control" of the Company as defined by the Plan.

                                     7


ANHEUSER-BUSCH DEFERRED INCOME STOCK
PURCHASE AND SAVINGS PLAN
(FOR EMPLOYEES COVERED BY A COLLECTIVE BARGAINING AGREEMENT)
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2004 AND 2003
------------------------------------------------------------------------------

        PAYMENT OF BENEFITS
        The Plan permits in-service withdrawals as defined in the Plan document, subject to certain restrictions. Distributions for terminations are comprised of the participant's personal contribution portion and the vested Company contribution portion of their account. Distributions for whole numbers of shares held in the Company stock fund are payable in Company shares while the value of fractional shares and all interests in the other funds are payable in cash. Alternatively, the participant may elect to have nonshare investments transferred to the Company Stock Fund and distributed thereafter in shares with fractional shares distributed in cash. In-service distributions are payable at the election of the participant in Company shares or in cash.

        PARTICIPANT LOANS
        A participant may borrow from Before-Tax and/or After-Tax vested account balances subject to certain conditions. The minimum loan amount is $1,000; the maximum is the lesser of $50,000 less the highest outstanding loan balance under the Plan during the one-year period ending on the day before the loan is made, or 50 percent of the vested account balance. The interest rate for the life of the loan is set quarterly at prime plus one percentage point based on the prime rate at the end of the preceding quarter. The term of a loan for the purchase of a principal residence may be up to 10 years; the term of a loan for any other reason may not exceed 5 years.

        PLAN TERMINATION
        The Company intends to continue the Plan indefinitely. However, the Company may at anytime and for any reason, subject to the provisions of ERISA, suspend or terminate the Plan provided that such action does not adversely affect the rights of any participant under the Plan. Such termination would result in the immediate and full vesting of each participant's account balance. The Trustee would then retain the assets until otherwise distributable under the Plan.

        CHANGE IN PRESENTATION
        Certain prior year amounts have been reclassified to conform with current year presentation.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        BASIS OF ACCOUNTING
        The accompanying financial statements have been prepared using the accrual method of accounting, except that distributions to participants are recorded when paid.

        USE OF ESTIMATES
        The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent liabilities. Actual results could differ from those estimates.

        INVESTMENTS
        The Anheuser-Busch Companies, Inc. Defined Contribution Master Trust ("Master Trust") has been established for each of the investment funds for the investment of the Plan's assets and the assets of other stock purchase and savings plans sponsored by the Company.

                                     8


ANHEUSER-BUSCH DEFERRED INCOME STOCK
PURCHASE AND SAVINGS PLAN
(FOR EMPLOYEES COVERED BY A COLLECTIVE BARGAINING AGREEMENT)
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2004 AND 2003
------------------------------------------------------------------------------

        The Plan's interest in the Master Trust is recorded at fair value, which is based on the fair value of the underlying investments in the Master Trust.

        In accordance with the policy of stating investments at fair value the Plan presents, in the statement of changes in net assets available for benefits, the change in the value of its interest in the Master Trust, which consists of the realized gains or losses and the unrealized appreciation or depreciation on the underlying investments in the Master Trust.

        ALLOCATION OF ASSETS
        Units of participation in the Master Trust are allocated to participating plans based on the relationship of individual plan contributions to the market value of the Master Trust. Earned income, realized and unrealized gains and losses, and administrative expenses are retained in the Master Trust and are allocated to participating plans by the Trustee, based on units of participation on the transaction date.

        RISKS AND UNCERTAINTIES
        The Master Trust's investment fund options provide participants with a variety of investment alternatives with differing levels of risk and income potential. Investment securities are exposed to various risks, such as significant world events, interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

        ADMINISTRATIVE EXPENSES
        Under the Master Trust agreement with the Trustee, the Company may pay all expenses incurred in the administration of the Master Trust, including trustee fees, but is not obligated to do so. Trustee expenses not paid by the Company are paid by the Master Trust and proportionately allocated to the participating plans. All other expenses are paid by the Plan.

3.      INTERESTS IN ANHEUSER-BUSCH COMPANIES, INC. DEFINED CONTRIBUTION
        MASTER TRUST

        At March 31, 2004 and 2003, the Plan's interest in the assets of the Master Trust was approximately 40 and 41 percent, respectively, of total Master Trust assets.

                                     9

ANHEUSER-BUSCH DEFERRED INCOME STOCK
PURCHASE AND SAVINGS PLAN
(FOR EMPLOYEES COVERED BY A COLLECTIVE BARGAINING AGREEMENT)
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2004 AND 2003
------------------------------------------------------------------------------

        The following table presents the fair value of investments for the Master Trust:

                                                                                    MARCH 31,
                                                                     -------------------------------------
                                                                           2004                 2003

INVESTMENTS AT FAIR VALUE
Anheuser-Busch common stock*                                          $2,788,058,992       $2,698,494,101
Equity index*                                                            196,927,433          138,274,688
Mid/Small cap                                                             96,866,136           19,399,255
Medium-term fixed income                                                  68,334,581           90,961,788
Short-term fixed income                                                   44,051,674           50,732,590
Managed balanced                                                          30,478,825           17,622,301
Index balanced                                                            25,219,214           18,116,182
International stock                                                       15,687,070            5,192,457
Participant loans                                                        104,132,873          101,894,030
                                                                     ----------------     ----------------

                                                                      $3,369,756,798       $3,140,687,392
                                                                     ================     ================

*Represents more than 5 percent of net assets available for benefits.

        Investment income for the Master Trust is as follows:

                                                                              YEAR ENDED MARCH 31,
                                                                      -----------------------------------
                                                                           2004                 2003

NET APPRECIATION/(DEPRECIATION) IN FAIR VALUE
 OF INVESTMENTS
Anheuser-Busch common stock                                            $214,169,345        $(313,977,786)
Equity index                                                             48,837,830          (50,198,611)
Mid/Small cap                                                            17,919,678           (5,963,511)
Managed balanced                                                          5,089,861           (2,416,962)
Index balanced                                                            4,427,424           (2,872,262)
Medium-term fixed income                                                  3,665,561            8,614,638
International stock                                                       2,372,853           (2,874,086)
Short-term fixed income                                                      90,420               64,442
                                                                      --------------      ----------------

                                                                       $296,572,972        $(369,624,138)
                                                                      ==============      ================

Interest                                                               $  7,241,838        $   8,548,810
Dividends                                                                46,332,485           44,272,246

Net increase/(decrease) in net assets during year                       246,921,789         (479,802,081)

4.      INCOME TAX STATUS

        The Plan received a favorable determination letter from the Internal Revenue Service dated November 29, 2001, indicating that the Plan qualifies under the applicable provisions of Section 401 of the IRC, and is therefore exempt from federal income taxes. The Plan has since been

                                     10

ANHEUSER-BUSCH DEFERRED INCOME STOCK
PURCHASE AND SAVINGS PLAN
(FOR EMPLOYEES COVERED BY A COLLECTIVE BARGAINING AGREEMENT)
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2004 AND 2003
------------------------------------------------------------------------------

        amended, however, the Plan administrator believes that the Plan has continued to be designed and operated in compliance with the applicable requirements of the IRC.

5.      NOTES PAYABLE

        The Plan was amended effective June 1, 1989, to add provisions to make the Plan a stock bonus plan and to permit the leveraged acquisition of Company stock by the Plan. As such, the Plan is subject to the requirements of an employee stock ownership plan ("ESOP") under Section 4975(e)(7) of the Internal Revenue Code ("IRC"). The Trustee was specifically empowered to enter into loans, on behalf of the Plan, and guaranteed by the Company, to acquire Company stock or to repay a prior ESOP loan.

        In June 1989, the Plan issued $250 million in guaranteed 8.32 percent ESOP notes (Notes) to a group of insurance companies and other financial institutions. In September 1993, the interest rate was reduced to 8.25 percent per annum retroactive to January 1, 1993. Interest was payable on March 31 and September 30 of each year. Principal was payable in annual installments until maturity on March 31, 2004. The Notes were guaranteed by Anheuser-Busch Companies, Inc. Proceeds of the Notes were used to purchase 45,325,784 shares of Company stock, the unallocated portion of which were pledged as collateral for the Notes. The shares were maintained in the Anheuser-Busch Companies, Inc. Stock Fund and were released and allocated to Plan participants based on calculations specified in the Plan document as contributions were made to the Plan. During the years ended March 31, 2004 and 2003, 1,344,098 and 1,914,762 shares were released to participants, respectively. At March 31, 2004 and 2003, the Company Stock Fund held 0 and 1,344,098 unallocated shares, respectively, at market values of $0 and $62,648,408, respectively.

        The leveraged ESOP feature of the Plan expired on March 31, 2004. Accordingly, as of March 31, 2004, all ESOP loans have been repaid and all shares of Anheuser-Busch stock held in the Plan's suspense account have been allocated to participants.

6.      RECONCILIATION OF FINANCIAL STATEMENTS TO 5500

        The following is a reconciliation of net assets available for benefits per the financial statements at March 31, 2004 and 2003 to the Plan's Form 5500:

                                                                 2004                   2003

Net assets available for benefits per the
 financial statements                                       $1,335,814,895         $1,252,432,572
Amounts allocated to withdrawing participants                   (3,467,865)            (5,684,814)
                                                           ----------------       ----------------

Net assets available for benefits per the Form 5500         $1,332,347,030         $1,246,747,758
                                                           ================       ================

                                     11

ANHEUSER-BUSCH DEFERRED INCOME STOCK
PURCHASE AND SAVINGS PLAN
(FOR EMPLOYEES COVERED BY A COLLECTIVE BARGAINING AGREEMENT)
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2004 AND 2003
------------------------------------------------------------------------------

        The following is a reconciliation of distributions to participants per the financial statements for the year ended March 31, 2004 to the Plan's Form 5500:

Distributions to participants per the
 financial statements                                         $100,398,826

Add: Amounts allocated to withdrawing
 participants at March 31, 2004                                  3,467,865

Deduct: Amounts allocated to withdrawing
 participants as of March 31, 2003                              (5,684,814)
                                                             --------------

Distributions to participants per Form 5500                   $ 98,181,877
                                                             ==============

        Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to March 31, 2004, but not yet paid as of that date.

7.      PARTY-IN-INTEREST TRANSACTIONS

        During the years ended March 31, 2004 and 2003, transactions between the Master Trust and the Company included aggregate common stock purchases totaling $72,333,376 and $101,305,745, respectively and aggregate common stock sales totaling $37,622,824 and $14,414,253, respectively. These transactions are allowable party-in-interest transactions under Section 408(e) and 408(b)(8) of ERISA and the regulations promulgated thereunder.

        During the years ended March 31, 2004 and 2003, the Master Trust purchased and sold investments in the Employee Benefit Temporary Investment Fund of Mellon Bank N.A., the Plan trustee. Transactions with the Fund included aggregate investment purchases totaling $184,251,095 and $141,656,335, respectively and aggregate investment sales totaling $185,401,440 and $186,965,440, respectively. These transactions are allowable party-in-interest transactions under
        Section 408(e) and 408(b)(8) of ERISA and the regulations promulgated thereunder.

                                     12

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                ANHEUSER-BUSCH DEFERRED INCOME STOCK
                                PURCHASE AND SAVINGS PLAN (FOR EMPLOYEES
                                COVERED BY A COLLECTIVE BARGAINING
                                AGREEMENT)

                                 By: /s/  JOHN T. FARRELL
                                    --------------------------------
                                     John T. Farrell
                                     Vice President,
                                     Employee Benefits
                                     Anheuser-Busch Companies, Inc.

Dated: September 29, 2004




                                     13